Exhibit 99.1

Interxion Holding NV

Interim Report

as at and for the three month and the nine month periods

ended

30 September 2017

Schiphol-Rijk, 1 November 2017

Financial Highlights

•	Revenue increased by 18% to €124.6 million (3Q 2016: €105.3 million).

•	Recurring revenue[1] increased by 17% to €117.4 million (3Q 2016: €100.0 million).

•	Net income decreased by 4% to €10.1 million (3Q 2016: €10.5 million).

•	Adjusted net income[2] increased by 24% to €10.7 million (3Q 2016: €8.6 million).

•	Earnings per diluted share decreased to €0.14 (3Q 2016: €0.15).

•	Adjusted earnings[2] per diluted share increased to €0.15 (3Q 2016: €0.12).

•	Adjusted EBITDA[2] increased by 16% to €56.2 million (3Q 2016: €48.3 million).

•	Adjusted EBITDA margin decreased to 45.1% (3Q 2016: 45.9%).

•	Capital expenditures, including intangible assets[3], were €75.2 million (3Q 2016: €64.5 million).

Operating Highlights

•	Equipped space[4] increased by 1,900 square metres in the quarter to 118,900 square metres.

•	Revenue generating space[4] increased by 2,100 square metres in the quarter to 97,100 square metres.

•	Utilisation rate at the end of the quarter was 82%.

•	During the third quarter, Interxion completed the following major expansions:

•	1,100 sqm expansion in Frankfurt,

•	300 sqm expansion in Stockholm, and

•	400 sqm expansion in Zurich.

Quarterly Review

Revenue in the third quarter of 2017 was €124.6 million, an 18% increase over the third quarter of 2016 and a 3% increase over the second quarter of 2017. Recurring revenue was €117.4 million, a 17% increase over the third quarter of 2016 and a 3% increase over the second quarter of 2017. Recurring revenue in the third quarter represented 94% of total revenue. On an organic constant currency5 basis, revenue in the third quarter of 2017 was 17% higher than in the third quarter of 2016 and 4% higher than in the second quarter of 2017.

Cost of sales in the third quarter of 2017 was €49.6 million, a 22% increase over the third quarter of 2016 and a 4% increase over the second quarter of 2017.

Gross profit was €75.0 million in the third quarter of 2017, a 16% increase over the third quarter of 2016 and a 3% increase over the second quarter of 2017. Gross profit margin was 60.2% in the third quarter of 2017, compared with 61.3% in the third quarter of 2016 and 60.3% in the second quarter of 2017.

Sales and marketing costs in the third quarter of 2017 were €8.2 million, a 13% increase over the third quarter of 2016 and flat compared to the second quarter of 2017.

Other general and administrative costs, which exclude depreciation, amortisation, impairments, share-based payments and M&A transaction costs were €10.6 million in the third quarter of 2017, a 19% increase over the third quarter of 2016 and a 3% increase from the second quarter of 2017.

Depreciation, amortisation, and impairments in the third quarter of 2017 was €27.8 million, a 26% increase from the third quarter of 2016 and a 2% increase from the second quarter of 2017.

Operating income in the third quarter of 2017 was €25.0 million, an increase of 6% from the third quarter of 2016 and flat compared to the second quarter of 2017.

Net finance expense for the third quarter of 2017 was €10.8 million, a 26% increase over the third quarter of 2016 and a 1% decrease over the second quarter of 2017.

Income tax expense for the third quarter of 2017 was €4.1 million, a 9% decrease compared with the third quarter of 2016 and an 11% increase from the second quarter of 2017.

2	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Net income was €10.1 million in the third quarter of 2017, a 4% decrease over the third quarter of 2016 and a 3% decrease from the second quarter of 2017.

Adjusted net income was €10.7 million in the third quarter of 2017, a 24% increase over the third quarter of 2016 and a 5% increase from the second quarter of 2017.

Adjusted EBITDA for the third quarter of 2017 was €56.2 million, a 16% increase over the third quarter of 2016 and a 3% increase over the second quarter of 2017.

Adjusted EBITDA margin was 45.1% in the third quarter of 2017, compared with 45.9% in the third quarter of 2016 and 45.0% in the second quarter of 2017.

Net cash flows from operating activities were €32.5 million in the third quarter of 2017, compared with €23.2 million in the third quarter of 2016 and €35.7 million in the second quarter of 2017.

Cash generated from operations6, was €55.2 million in the third quarter of 2017, compared with €43.5 million in the third quarter of 2016 and €40.6 million in the second quarter of 2017.

Capital expenditures, including intangible assets, were €75.2 million in the third quarter of 2017, compared with €64.5 million in the third quarter of 2016 and €56.4 million in the second quarter of 2017.

Cash and cash equivalents were €38.2 million at 30 September 2017, compared with €115.9 million at year end 2016.

Total borrowings, net of deferred revolving facility financing fees, were €806.8 million at 30 September 2017, compared with €735.0 million at year end 2016.

All of the capacity metrics below do not include Interxion Science Park.

Equipped space at the end of the third quarter of 2017 was 118,900 square metres, compared with 107,800 square metres at the end of the third quarter of 2016 and 117,000 square metres at the end of the second quarter of 2017.

Revenue generating space at the end of the third quarter of 2017 was 97,100 square metres, compared with 84,100 square metres at the end of the third quarter of 2016 and 95,000 square metres at the end of the second quarter of 2017.

Utilisation rate, the ratio of revenue-generating space to equipped space, was 82% at the end of the third quarter of 2017, compared with 78% at the end of the third quarter of 2016 and 81% at the end of the second quarter of 2017.

3	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

[1]	Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.
[2]	Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this Interim Report. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this Interim Report.
[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.
[4]	Equipped space and Revenue generating space (and other metrics derived from these measures) exclude Interxion Science Park, which was acquired on 24 February 2017.
[5]	We present organic constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of acquisitions and foreign currency rate fluctuations. For purposes of calculating Revenue on an organic constant currency basis, results from entities acquired during the current and comparison period are excluded. Also, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on an organic constant currency basis, is as follows:

Three Months Ended 30 September 2017	Year-on-year	Sequential
Reported total revenue growth	18.4%	3.2%
Add back: impact of foreign currency translation	0.8%	0.6%
Reverse: impact of acquired ISP business	-1.8%	0.0%

Total revenue growth on an organic constant currency basis	17.4%	3.7%

Percentages may not add due to rounding

[6]	We define Cash generated from operations as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts.

4	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Further Information for Noteholders

This Interim Report is intended to comply with the requirements in the indenture (the “Indenture”) dated as of 3 July 2013, as amended and/or supplemented from time to time, among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as security trustee, and the Condensed Consolidated Interim Financial Statements included herein were prepared in accordance with IAS 34.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Non-IFRS Financial Measures

Included in this Interim Report are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) Adjusted EBITDA; (iii) Recurring revenue; (iv) Revenue on an organic constant currency basis; (v) Adjusted net income; (vi) Adjusted basic earnings per share, (vii) Adjusted diluted earnings per share and (viii) Cash generated from operations.

Other companies may present EBITDA, Adjusted EBITDA, Recurring revenue, Revenue on an organic constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Recurring revenue and Revenue on an organic constant currency basis

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

We define Adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, are recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

5	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

•	Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe EBITDA and Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and Adjusted EBITDA facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our €100.0 million revolving credit facility, our €100.0 million senior secured revolving facility and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to EBITDA and from EBITDA to Adjusted EBITDA is provided in the notes to the Condensed Consolidated Interim Financial Statements. EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting organic constant currency information for revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of acquisitions and of currency exchange rates.

6	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this Interim Report.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income. A reconciliation from reported Net income to Adjusted net income is provided herein.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

7	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted net income reconciliation

Amounts x €’000	Three Months Ended		Nine Months ended
	30 Sep 2017	30 Sep 2016	30 Sep 2017	30 Sep 2016
Consolidated

Net income	10,062	10,461	31,216	29,845

Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs	1,633	887	2,961	1,608
Profit on sale of financial asset	—	(281)	—	(281)
Adjustment of financial lease obligation	—	(1,410)	—	(1,410)
Adjustments related to capitalised interest	(840)	(1,255)	(2,605)	(2,421)

	793	(2,059)	356	(2,504)

Tax effect of above add backs and reversals	(198)	162	(89)	274

Adjusted net income	10,657	8,564	31,483	27,615

Reported basic EPS: (€)	0.14	0.15	0.44	0.42
Reported diluted EPS: (€)	0.14	0.15	0.44	0.42

Adjusted basic EPS: (€)	0.15	0.12	0.44	0.39
Adjusted diluted EPS: (€)	0.15	0.12	0.44	0.39

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 48 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

8	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Income Statements

Amounts x €’000		Three Months Ended		Nine Months ended
	Note	30 Sep 2017	30 Sep 2016	30 Sep 2017	30 Sep 2016
Revenue	5	124,647	105,275	359,420	311,301
Cost of sales	5	(49,608)	(40,765)	(141,628)	(119,547)

Gross profit		75,039	64,510	217,792	191,754
Other income	5	—	12	27	142
Sales and marketing costs	5	(8,247)	(7,293)	(24,458)	(22,301)
General and administrative costs	5	(41,766)	(33,619)	(118,947)	(99,572)

Operating income		25,026	23,610	74,414	70,023
Finance income	6	367	606	1,050	875
Finance expense	6	(11,200)	(9,234)	(33,090)	(27,631)

Profit before taxation		14,193	14,982	42,374	43,267
Income tax expense	7	(4,131)	(4,521)	(11,158)	(13,422)

Net income		10,062	10,461	31,216	29,845

Earnings per share
Basic earnings per share: (€)		0.14	0.15	0.44	0.42
Diluted earnings per share: (€)		0.14	0.15	0.44	0.42

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

9	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Comprehensive Income

Amounts x €’000	Three Months Ended		Nine Months ended
	30 Sep 2017	30 Sep 2016	30 Sep 2017	30 Sep 2016
Net income	10,062	10,461	31,216	29,845
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:
Foreign currency translation differences(a)	(2,186)	(3,889)	(4,855)	(13,872)
Effective portion of changes in fair value of cash flow hedge	9	4	74	(131)
Tax on items that are, or may be, reclassified subsequently to profit or loss:
Foreign currency translation differences	(124)	571	30	1,861
Effective portion of changes in fair value of cash flow hedge	(2)	(1)	(18)	43

Other comprehensive income/(loss) for the period, net of tax	(2,303)	(3,315)	(4,769)	(12,099)

Total comprehensive income attributable to shareholders	7,759	7,146	26,447	17,746

(a)	The foreign currency translation differences are primarily related to exchange rate differences on equities an loans in GBP that form part of the Company`s net investment in foreign operation.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

10	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Financial Position

		30 Sep 2017	31 Dec 2016
As at
All amounts in €’000	Note
Non-current assets
Property, plant and equipment	8	1,277,166	1,156,031
Intangible assets	12	59,448	28,694
Goodwill	12	38,900	—
Deferred tax assets		25,751	20,370
Other investments		3,246	1,942
Other non-current assets		14,461	11,914

		1,418,972	1,218,951

Current assets
Trade receivables and other current assets		162,860	147,821
Cash and cash equivalents		38,204	115,893

		201,064	263,714

Total assets		1,620,036	1,482,665

Shareholders’ equity
Share capital		7,132	7,060
Share premium		530,315	519,604
Foreign currency translation reserve		5,163	9,988
Hedging reserve, net of tax		(187)	(243)
Accumulated profit		43,576	12,360

		585,999	548,769
Non-current liabilities
Other non-current liabilities		14,659	11,718
Deferred tax liabilities		21,985	9,628
Borrowings	10	716,749	723,975

		753,393	745,321
Current liabilites
Trade payables and other current liabilities		183,170	171,399
Income tax liabilities		7,165	5,694
Borrowings	10	90,309	11,482

		280,644	188,575

Total liabilities		1,034,037	933,896

Total liabilities and shareholders’ equity		1,620,036	1,482,665

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

11	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Amounts x €’000	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve, net of tax	Accumulated income / (deficit)	Total equity
Balance at 1 January 2017	7,060	519,604	9,988	(243)	12,360	548,769
Net income	—	—	—	—	31,216	31,216
Other comprehensive income, net of tax	—	—	(4,825)	56	—	(4,769)

Total comprehensive income	—	—	(4,825)	56	31,216	26,447

Exercise of options	72	6,699	—	—	—	6,771
Share-based payments	—	4,012	—	—	—	4,012

Total contribution by, and distributions to, owners of the Company	72	10,711	—	—	—	10,783

Balance at 30 September 2017	7,132	530,315	5,163	(187)	43,576	585,999

Balance at 1 January 2016	6,992	507,296	20,865	(213)	(27,523)	507,417
Profit for the period	—	—	—	—	29,845	29,845
Other comprehensive income, net of tax	—	—	(12,011)	(88)	—	(12,099)

Total comprehensive income	—	—	(12,011)	(88)	29,845	17,746

Exercise of options	61	6,159	—	—	—	6,220
Share-based payments	—	4,403	—	—	—	4,403

Total contribution by, and distributions to, owners of the Company	61	10,562	—	—	—	10,623

Balance at 30 September 2016	7,053	517,858	8,854	(301)	2,322	535,786

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

12	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Cash Flows

Amounts x €’000	Three Months Ended		Nine Months ended
	30 Sep 2017	30 Sep 2016(a)	30 Sep 2017	30 Sep 2016(a)
Net income	10,062	10,461	31,216	29,845
Depreciation, amortisation and impairments	27,790	22,094	79,183	65,592
Provision for onerous lease contracts	—	(261)	—	(1,532)
Share-based payments	1,443	1,845	4,012	4,403
Net finance expense	10,833	8,628	32,040	26,756
Income tax expense	4,131	4,521	11,158	13,422

	54,259	47,288	157,609	138,486

Movements in trade receivables and other assets	(266)	(4,956)	(13,654)	(3,646)
Movements in trade payables and other liabilities	1,212	1,135	14,793	(1,623)

Cash generated from / (used in) operations	55,205	43,467	158,748	133,217

Interest and fees paid(b)	(19,476)	(18,357)	(40,389)	(33,779)
Interest received	193	44	140	69
Income tax paid	(3,439)	(1,948)	(8,744)	(5,486)

Net cash flows from / (used in) operating activities	32,483	23,206	109,755	94,021

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment	(73,708)	(61,041)	(180,030)	(169,217)
Financial investments - deposits	30	416	(336)	1,164
Acquisition Interxion Science Park B.V.	—	—	(77,517)	—
Purchase of intangible assets	(1,450)	(3,485)	(6,326)	(7,903)
Loans provided	—	(1,942)	(1,341)	(1,942)
Proceeds from sale of financial asset	—	281	—	281

Net cash flows from / (used in) investing activities	(75,128)	(65,771)	(265,550)	(177,617)

Cash flows from / (used in) financing activities
Proceeds from exercised options	2,682	44	6,771	6,220
Proceeds from mortgages	—	—	—	14,625
Repayment of mortgages	(624)	(548)	(2,045)	(1,816)
Proceeds from revolving credit facilities	30,000	—	104,775	—
Repayments revolving facilities	—	—	(30,000)	—
Proceeds 6.00% Senior Secured Notes due 2020	—	—	—	155,346
Interest received at issuance Additional Notes	—	—	—	2,225

Net cash flows from / (used in) financing activities	32,058	(504)	79,501	176,600
Effect of exchange rate changes on cash	(452)	(187)	(1,395)	(592)

Net movement in cash and cash equivalents	(11,039)	(43,256)	(77,689)	92,412
Cash and cash equivalents, beginning of period	49,243	189,354	115,893	53,686

Cash and cash equivalents, end of period	38,204	146,098	38,204	146,098

(a)	Collaterised cash has been reclassified from “Cash and cash equivalents” to “Other current assets” and “Other non-current assets”. The impact on the consolidated statement of cash flows has been presented in investing cash flows. Comparative figures have been adjusted accordingly.
(b)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

The accompanying notes form an integral part of these Condensed Consolidated Interim Financial Statements.

13	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Notes to the Condensed Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Condensed Consolidated Interim Financial Statements of the Company as at and for the three month and nine month periods ended 30 September 2017 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2016; these are contained in the 2016 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 30 March 2017, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2016 in the 2016 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2016 in the 2016 Annual Report (Form 20-F), if necessary amended to include new Standards and Interpretations effective as of 1 January 2017.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2016 Annual Report (Form 20-F).

14	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

There are two segments: the first is the Big4 which comprises France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily assessed based on the measures of revenue and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

15	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 30 September 2017
Recurring revenue	76,554	40,838	117,392	—	117,392
Non-recurring revenue	4,279	2,976	7,255	—	7,255

Revenue	80,833	43,814	124,647	—	124,647
Cost of sales	(31,494)	(14,996)	(46,490)	(3,118)	(49,608)

Gross profit	49,339	28,818	78,157	(3,118)	75,039
Sales and marketing costs	(2,518)	(1,391)	(3,909)	(4,338)	(8,247)
General and administrative costs	(22,635)	(9,112)	(31,747)	(10,019)	(41,766)

Operating income	24,186	18,315	42,501	(17,475)	25,026
Net finance expense					(10,833)

Profit before tax					14,193

Total assets	1,156,329	388,447	1,544,776	75,260	1,620,036
Total liabilities	242,646	79,875	322,521	711,516	1,034,037
Capital expenditure, including intangible assets*	(51,593)	(21,243)	(72,836)	(2,322)	(75,158)
Depreciation, amortisation, impairments	(18,788)	(7,475)	(26,263)	(1,527)	(27,790)
Adjusted EBITDA	43,414	25,914	69,328	(13,128)	56,200

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 30 September 2016
Recurring revenue	63,809	36,178	99,987	—	99,987
Non-recurring revenue	3,073	2,215	5,288	—	5,288

Revenue	66,882	38,393	105,275	—	105,275
Cost of sales	(25,043)	(13,358)	(38,401)	(2,364)	(40,765)

Gross profit	41,839	25,035	66,874	(2,364)	64,510
Other income	12	—	12	—	12
Sales and marketing costs	(2,185)	(1,126)	(3,311)	(3,982)	(7,293)
General and administrative costs	(17,729)	(7,935)	(25,664)	(7,955)	(33,619)

Operating income	21,937	15,974	37,911	(14,301)	23,610
Net finance expense					(8,628)

Profit before tax					14,982

Total assets	949,085	348,314	1,297,399	159,656	1,457,055
Total liabilities	194,390	77,799	272,189	649,080	921,269
Capital expenditure, including intangible assets*	(43,489)	(18,514)	(62,003)	(2,523)	(64,526)
Depreciation, amortisation, impairments	(14,782)	(6,288)	(21,070)	(1,024)	(22,094)
Adjusted EBITDA	36,776	22,366	59,142	(10,811)	48,331

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

16	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the nine months ended 30 September 2017
Recurring revenue	220,736	118,358	339,094	—	339,094
Non-recurring revenue	12,348	7,978	20,326	—	20,326

Revenue	233,084	126,336	359,420	—	359,420
Cost of sales	(89,445)	(43,065)	(132,510)	(9,118)	(141,628)

Gross profit	143,639	83,271	226,910	(9,118)	217,792
Other income	27	—	27	—	27
Sales and marketing costs	(6,988)	(4,347)	(11,335)	(13,123)	(24,458)
General and administrative costs	(63,722)	(27,457)	(91,179)	(27,768)	(118,947)

Operating income	72,956	51,467	124,423	(50,009)	74,414
Net finance expense					(32,040)

Profit before tax					42,374

Total assets	1,156,329	388,447	1,544,776	75,260	1,620,036
Total liabilities	242,646	79,875	322,521	711,516	1,034,037
Capital expenditure, including intangible assets*	(127,412)	(51,095)	(178,507)	(7,849)	(186,356)
Depreciation, amortisation, impairments	(52,783)	(21,819)	(74,602)	(4,581)	(79,183)
Adjusted EBITDA	126,697	73,610	200,307	(38,457)	161,850

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the nine months ended 30 September 2016
Recurring revenue	189,847	106,681	296,528	—	296,528
Non-recurring revenue	8,958	5,815	14,773	—	14,773

Revenue	198,805	112,496	311,301	—	311,301
Cost of sales	(73,952)	(38,313)	(112,265)	(7,282)	(119,547)

Gross profit	124,853	74,183	199,036	(7,282)	191,754
Other income	142	—	142	—	142
Sales and marketing costs	(5,950)	(3,859)	(9,809)	(12,492)	(22,301)
General and administrative costs	(53,052)	(23,999)	(77,051)	(22,521)	(99,572)

Operating income	65,993	46,325	112,318	(42,295)	70,023
Net finance expense					(26,756)

Profit before tax					43,267

Total assets	949,085	348,314	1,297,399	159,656	1,457,055
Total liabilities	194,390	77,799	272,189	649,080	921,269
Capital expenditure, including intangible assets*	(123,873)	(45,185)	(169,058)	(8,062)	(177,120)
Depreciation, amortisation, impairments	(43,617)	(18,818)	(62,435)	(3,157)	(65,592)
Adjusted EBITDA	109,969	65,455	175,424	(33,828)	141,596

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

17	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Reconciliation to adjusted EBITDA

Amounts x €’000	Three Months Ended		Nine Months ended
	30 Sep 2017	30 Sep 2016	30 Sep 2017	30 Sep 2016
Consolidated
Net income	10,062	10,461	31,216	29,845
Income tax expense	4,131	4,521	11,158	13,422

Profit before taxation	14,193	14,982	42,374	43,267
Finance income	(367)	(606)	(1,050)	(875)
Finance expense	11,200	9,234	33,090	27,631

Operating income	25,026	23,610	74,414	70,023
Depreciation, amortisation and impairments	27,790	22,094	79,183	65,592

EBITDA(1)	52,816	45,704	153,597	135,615
Share-based payments	1,751	1,752	5,319	4,515
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	1,633	887	2,961	1,608
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(3)	—	(12)	(27)	(142)

Adjusted EBITDA(1)	56,200	48,331	161,850	141,596

Amounts x €’000	Three Months Ended		Nine Months ended
	30 Sep 2017	30 Sep 2016	30 Sep 2017	30 Sep 2016
FR, DE, NL and UK
Operating income	24,186	21,937	72,956	65,993
Depreciation, amortisation and impairments	18,788	14,782	52,783	43,617

EBITDA(1)	42,974	36,719	125,739	109,610
Share-based payments	440	69	985	501
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(3)	—	(12)	(27)	(142)

Adjusted EBITDA(1)	43,414	36,776	126,697	109,969

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.
(3)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

18	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	Three Months Ended		Nine Months ended
	30 Sep 2017	30 Sep 2016	30 Sep 2017	30 Sep 2016
Rest of Europe

Operating income	18,315	15,974	51,467	46,325
Depreciation, amortisation and impairments	7,475	6,288	21,819	18,818

EBITDA(1)	25,790	22,262	73,286	65,143
Share-based payments	124	104	324	312

Adjusted EBITDA(1)	25,914	22,366	73,610	65,455

Amounts x €’000	Three Months Ended		Nine Months Ended
	30 Sep 2017	30 Sep 2016	30 Sep 2017	30 Sep 2016
Corporate and other

Operating income	(17,475)	(14,301)	(50,009)	(42,295)
Depreciation, amortisation and impairments	1,527	1,024	4,581	3,157

EBITDA(1)	(15,948)	(13,277)	(45,428)	(39,138)
Share-based payments	1,187	1,579	4,010	3,702
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	1,633	887	2,961	1,608

Adjusted EBITDA(1)	(13,128)	(10,811)	(38,457)	(33,828)

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.
(3)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

19	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

6	Finance income and expense

Amounts x €’000	Three Months Ended		Nine Months ended
	30 Sep 2017	30 Sep 2016	30 Sep 2017	30 Sep 2016
Bank and other interest	72	47	160	78
Bond premium and fees in income	295	278	890	516
Profit from sale of financial asset (a)	—	281	—	281

Finance income	367	606	1,050	875

Interest expense on Senior Secured Notes, bank and other loans	(9,482)	(8,568)	(27,652)	(24,201)
Interest expense on finance leases (b)	(796)	657	(2,379)	(1,000)
Interest expense on provision for onerous lease contracts	—	(1)	—	(16)
Other financial expenses	(623)	(493)	(1,833)	(1,279)
Foreign currency exchange losses	(299)	(829)	(1,226)	(1,135)

Finance expense	(11,200)	(9,234)	(33,090)	(27,631)

Net finance expense	(10,833)	(8,628)	(32,040)	(26,756)

(a)	The “Profit from sale of financial asset” reflects the profit realised on the sale of the Group’s shares in iStreamPlanet Co. The second payment related to this sale was received during the third quarter of 2016.
(b)	The “Interest expense on finance leases” in the third quarter of 2016 includes EUR 1.3 million adjustment reducing the finance lease obligations.

7	Income tax expense

The Group’s consolidated effective tax rate in respect of continuing operations was 29% and 26% for the three month and nine month periods ended 30 September 2017, respectively. These rates include the effect of non-deductible share-based payments (both during the three-month and nine-month periods) and an energy tax credit received in The Netherlands (only the nine month period).

8	Property, plant and equipment

During the three and nine month periods ended 30 September 2017, the Group purchased tangible fixed assets (primarily data-centre-related assets) at a cost of €69.5 million and €186.9 million, respectively, (three and nine month periods ended 30 September 2016: €49.1 million and €192.1 million, respectively). By acquiring Interxion Science Park, the Group added €16.8 million of property, plant and equipment in the first quarter of 2017. See note 12 for detailed information about this acquisition.

Capitalised interest relating to borrowing costs for the three and nine month periods ended 30 September 2017 amounted to €0.8 million and €2.6 million, respectively (three and nine month periods ended 30 September 2016: €1.3 million and €2.4 million, respectively). The cash effect of the interest capitalised for the three and nine month periods ended 30 September 2017 amounted to €1.7 million and €3.9 million, respectively, which in the Consolidated Statements of Cash Flows is presented under “Purchase of property, plant and equipment” (three and nine month periods ended 30 September 2016: €1.2 million and €2.2 million, respectively).

At 30 September 2017, the Group had outstanding capital commitments of €126.5 million.

20	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

9	Financial Instruments

Fair values versus carrying amounts

As of 30 September 2017, the market price of the 6.00% Senior Secured Notes due 2020 was 103.497 (30 September 2016: 105.142). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €647 million (30 September 2016: €657 million), compared with their nominal value of €625 million (30 September 2016: €625 million).

At 30 September 2017, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of 30 September 2017, the fair value of all mortgages approximated to their carrying amount of €52.5 million (30 September 2016: €56.6 million). As of 30 September 2017, the fair value of the financial lease liabilities was €54.0 million (30 September 2016: €55.3 million) compared with the carrying amount of €51.3 million (30 September 2016: €51.5 million).

The carrying amounts of other financial assets and liabilities approximate to their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

21	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

The values of the instruments are:

Amounts in €’000	Carrying	Fair value
	value	Level 1	Level 2	Level 3
30 September 2017
Senior secured notes 6.00% due 2020	(628,437)	(647,000)	—	—
Senior secured revolving facility	(74,800)	—	(74,800)	—
Finance leases	(51,280)	—	(54,028)	—
Mortgages	(52,541)	—	(52,541)	—
Convertible loan	2,967	—	2,967	—
Interest rate swap	(282)	—	(282)	—
Conversion option	0	—	—	0

31 December 2016
Senior secured notes 6.00% due 2020	(629,327)	(657,000)	—	—
Finance leases	(51,718)	—	(55,625)	—
Mortgages	(54,412)	—	(54,412)	—
Convertible loan	1,895	—	1,895	—
Interest rate swap	(367)	—	(367)	—
Conversion option	0	—	—	0

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The Level 3 financial asset represents the conversion option embedded in a USD 3.5 million convertible loan provided by Interxion Participation 1 B.V. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. The embedded conversion option had a zero value as at 30 September 2017.

10	Borrowings

Senior Multicurrency Revolving Facility

On 31 July 2017, we extended the maturity of our €100.0 million senior multicurrency revolving facility dated 17 June 2013 from 3 July 2018 to 31 December 2018.

As at 30 September 2017, this facility was undrawn.

Senior Secured Revolving Facility

On March 9, 2017, we entered into a €75.0 million senior secured revolving facility agreement (the “New Facility”) by and among InterXion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as lenders thereunder, ABN AMRO Bank N.V., as agent and Barclays Bank PLC as security trustee.

22	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

The New Facility has an initial maturity date of 12 months from the date of the New Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms of the New Facility. The New Facility initially bears interest at a rate per annum equal to EURIBOR plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the New Facility is extended up to an additional six months after its initial maturity date.

On 28 July 2017, we amended the terms of the New Facility to increase the amount available under the facility to €100.0 million and to add a second extension option enabling us to extend the maturity of this credit facility to 31 December 2018.

As at 30 September 2017, €75.0 million was drawn under the New Facility.

11	Related party transactions

In the first quarter of 2017, the Board of Directors approved the actual initial award of 76,456 performance shares to certain members of key management, excluding the Executive Director, and the proposed actual initial award of 63,805 performance shares to the Executive Director, based on the level of the actual Company and individual performance from January 1, 2016 to December 31, 2016. On 30 June 2017, the Annual General Meeting of Shareholders approved the award to the Executive Director.

12	Acquisition Interxion Science Park

On February 24, 2017, the Group completed the acquisition of 100% of the share capital of Vancis B.V. (“Vancis”). Vancis operates colocation services from a data centre at Science Park, Amsterdam, The Netherlands, and a satellite facility in Almere, The Netherlands. After the acquisition, Vancis B.V. was renamed Interxion Science Park B.V. (“IXSP”). Total consideration was €77.5 million of cash, which was paid immediately upon completion. The transaction was accounted for as a business combination, which requires that assets acquired and liabilities assumed be recognized at their respective fair values at the acquisition date.

The table below summarizes the preliminary purchase price allocation for the acquisition of IXSP:

€’000
Property, plant and equipment	16,821
Trade receivables(1)	1,165
Other current assets	959
Trade payables and other liabilities	(1,249)
Provisions	(280)
Goodwill	38,900
Customer portfolio	28,005
Deferred taxes	(6,804)

Total purchase price	77,517

(1)	Trade and other receivables represent contractual gross amounts less €30 thousand, which was determined to be uncollectible at the date of acquisition.

Since the identified assets and liabilities are still being reviewed, the estimates used as of September 30, 2017, are subject to change, including the amounts allocated to the acquired property, plant and equipment, intangible assets, including goodwill and deferred taxes. Since the second quarter of 2017, changes in allocation of the purchase price resulted in an €0.5 million decrease of previously reported goodwill.

23	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited

Goodwill is the excess consideration remaining after allocating the fair value of the other acquired assets and liabilities and represents expected future economic benefits, to be achieved by operating a data centre in close proximity to the virtual connectivity hub at Science Park, and is not expected to be deductible for tax purposes.

In connection with this acquisition, the Company recorded M&A transaction costs of approximately €1.2 million, which have been included in General and administrative costs as incurred.

Since the acquisition date, IXSP contributed €4.5 million to total revenues and €0.1 million to the Group’s net income. If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue would have been €360.7 million, and net income for the period would have been €31.3 million. IXSP is included in the Big4 segment.

24	Interim Report: Three-month and nine-month periods ended 30 September 2017
These Condensed Consolidated Interim Financial Statements are unaudited